

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2019

Geert Kersten
Chief Executive Officer
CEL SCI CORP
8229 Boone Blvd. #802
Vienna, Virginia 22182

> **Re: CEL SCI CORP**
> **Registration Statement on Form S-1**
> **Filed January 18, 2019**
> **File No. 333-229295**

Dear Mr. Kersten:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Todd Schiffman at 202-551-3491 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance